E-MAIL: jlarsen@hwlaw.com
November 19, 2008
VIA EDGAR AND FEDERAL EXPRESS
Jonathan Wiggins
Staff Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Re:	Summit Hotel Properties, LLC
Form 8-K
File No. 0-51955
Filed November 4, 2008
Dear Mr. Wiggins:
On behalf of Summit Hotel Properties, LLC (the “Company”), we are submitting for filing a clean copy of the Company’s Current Report on Form 8-K/A.
We have reviewed your letter, dated November 6, 2008, concerning the Staff’s comments to the Form 8-K. We have provided a Form 8-K/A in response to your comments. We have also attached as an exhibit to the Form 8-K/A a letter from the former accountants addressing the revised disclosures.
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this letter or Form 8-K/A, please do not hesitate to call the undersigned at 605-334-0005.

Very truly yours, HAGEN, WILKA, & ARCHER, LLP Jennifer L. Larsen

JLL/ldm